Exhibit 99.1

May 15, 2013

Stratasys Announces Annual General Meeting of Shareholders

MINNEAPOLIS & REHOVOT, Israel—(BUSINESS WIRE)— Stratasys Ltd. (NASDAQ: SSYS) today announced that it will hold its Annual General Meeting of Shareholders (the “Meeting”) on Friday, June 21, 2013, at 2:30 p.m. U.S. Central Time, at Stratasys’ U.S. corporate headquarters, 7665 Commerce Way, Eden Prairie, Minnesota. The record date for shareholders entitled to vote at the Annual Meeting is Monday, May 20, 2013.

The agenda for the Meeting is as follows:

1.              To approve an amendment to our Amended and Restated Articles of Association (our “Articles of Association”) to increase the number of directors constituting our Board of Directors (the “Board”) from nine to ten by adding an unclassified director and to make conforming changes to the Articles of Association.

2.              Contingent upon approval of Proposal 1, to (i) elect Ms. Ziva Patir, who qualifies as an unaffiliated director under the Israeli Companies Law 5759-1999 (the “Companies Law”), to serve as the unclassified director of our Company and (ii) approve the terms of her compensation.

3.              To approve the terms of the compensation of Mr. Edward J. Fierko, Mr. John J. McEleney, and Mr. Clifford H. Schwieter, as directors of our Company.

4.              To approve the terms of up to four (4) grants of options, each consisting of the right to purchase 100,000 ordinary shares, nominal value New Israeli Shekels (“NIS”) 0.01 per share, of Stratasys Ltd. (“ordinary shares”), to Mr. S. Scott Crump, our Chairman and Chief Innovation Officer, as of the date of the Meeting and on the first three (3) anniversaries thereof, provided that he then remains employed as our Chief Innovation Officer.

5.              To approve a cash bonus in the amount of NIS 460,000 (approximately $127,000) to be paid to Mr. David Reiss, the Chief Executive Officer of our Company, in respect of his performance for the fiscal year ended December 31, 2012, as determined by our Board pursuant to its discretionary authority under Mr. Reis’ existing employment agreement.

6.              To approve an increase in the coverage under our directors and officers liability insurance policy to aggregate maximum coverage of $60 million and an additional $15 million for Side A coverage for directors and officers.

7.              To approve an amendment to our Articles of Association to increase the number of our authorized ordinary shares from 60 million ordinary shares to 180 million ordinary shares and correspondingly increase the share capital of our Company from NIS 600,000 to NIS 1,800,000.

8.              To re-appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year ending December 31, 2013 and until our next annual general meeting of shareholders, and to authorize our Board (upon recommendation of the audit committee of our Board) to fix their remuneration.

9.              To discuss our financial statements for the year ended December 31, 2012.

10.       To transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Whether or not you attend the Meeting, your vote is important. Accordingly, you are asked to participate and vote regardless of the number of ordinary shares you own.

Proposal 1, the increase in the number of directors constituting our Board from nine to ten by adding an independent, unaffiliated director, requires approval by a supermajority constituting 75% of the total voting power of the Company.  As described in the proxy statement to be sent to shareholders in connection with the Meeting, approval of Proposal 1 (and Proposal 2) is critical to our ability to achieve our business objectives while maintaining compliance with Israeli corporate law.  We therefore urge all of our shareholders to participate in voting on and approving Proposal 1 in order to ensure that the required supermajority is achieved.

Approval of Proposals 2, 3, 4, 5, 6, 7 and 8 above requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy.

Furthermore, each of Proposal 2, 3, 4, 5 and 6 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of ordinary shares present and voting thereon:

•                  the majority voted in favor of the proposal includes a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or

•                  the total number of ordinary shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

Any two or more shareholders holding, in the aggregate, at least a majority of the voting rights in the Company constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the Meeting in accordance with our Articles of Association.

Additional Information and Where to Find It

In connection with the Meeting, Stratasys will send to its shareholders of record a proxy statement describing in detail additional logistical information related to the Meeting, the proposals to be voted on at the Meeting, the procedure for voting in person or by proxy at the Meeting, and the various other information related to the Meeting (including further information related to the required vote for approval of each proposal), along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission (SEC) in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or the Company’s website at www.stratasys.com or by directing such request to the Company’s Director of Investor Relations below.

This release is also available on the Stratasys Web site at www.Stratasys.com.

About Stratasys Ltd.

Stratasys Ltd. (Nasdaq: SSYS) is the corporate entity formed in 2012 by the merger of 3D printing companies Stratasys Inc. and Objet Ltd., based in Minneapolis, Minn. and Rehovot, Israel. Stratasys manufactures 3D printers and materials for prototyping and production. The company’s patented FDM® and PolyJet® processes produce prototypes and manufactured goods directly from 3D CAD files or other 3D content. Systems include affordable desktop 3D printers for idea development, a range of systems for prototyping, and large production systems for direct digital manufacturing. Since June 2012, the company’s range of over 130 3D printing materials has been the widest in the industry and includes more than 120 proprietary inkjet-based photopolymer materials and 10 proprietary FDM-based thermoplastic materials. Stratasys also manufactures Solidscape 3D Printers and operates the RedEye On Demand digital-manufacturing service. The company has more than 1100 employees, holds more than 500 granted or pending additive manufacturing patents globally, and has received more than 20 awards for its technology and leadership. Online at: www.stratasys.com or http://blog.stratasys.com.

Stratasys Ltd.
Shane Glenn, 952-294-3416
Vice President of Investor Relations
sglenn@stratasys.com

Source: Stratasys Ltd.